UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Inotek Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45780V102

(CUSIP Number)

July 23, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780V102

1.	Names of Reporting Persons Polygon Convertible Opportunity Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45780V102

1.	Names of Reporting Persons Polygon Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45780V102

1.	Names of Reporting Persons Polygon Global Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45780V102

1.	Names of Reporting Persons Polygon Global Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45780V102

1.	Names of Reporting Persons TFG Asset Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 45780V102

1.	Names of Reporting Persons Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45780V102

1.	Names of Reporting Persons Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,111,111 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,111,111 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,111 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.372%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Inotek Pharmaceuticals Corporation
(b)	Address of Issuer’s Principal Executive Offices 131 Hartwell Avenue, Suite 105, Lexington, MA 02421

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

This Schedule 13G is filed on behalf of Polygon Convertible Opportunity Master Fund, Polygon Management Ltd.,  Polygon Global Partners LP, Polygon Global Partners LLP, TFG Asset Management L.P., Mr. Patrick G. G. Dear and Mr. Reade E. Griffith (the “Reporting Persons”).

Polygon Convertible Opportunity Master Fund (the “Master Fund”)

Po Box 309

Ugland House

Grand Cayman, E9 KY1-1104

Citizenship: Cayman Islands

Polygon Management Ltd. (the “General Partner”)

Po Box 309

Ugland House

Grand Cayman, E9 KY1-1104

Citizenship: Cayman Islands

Polygon Global Partners LP (the “US Investment Manager”)

399 Park Avenue

22nd Floor

New York, NY 10022

Citizenship: Delaware

Polygon Global Partners LLP (the “UK Investment Manager”)

4 Sloane Terrace

London, X0 SW1X9DQ

United Kingdom

Citizenship: United Kingdom

TFG Asset Management L.P. (the “Manager”)

Po Box 309

Ugland House

Grand Cayman, E9 KY1-1104

Citizenship: Cayman Islands

Patrick G. G. Dear (“Mr. Dear”)

c/o Polygon Global Partners LLP

4 Sloane Terrace

London, X0 SW1X9DQ

United Kingdom

Citizenship: United Kingdom Reade E. Griffith (“Mr. Griffith”) c/o Polygon Global Partners LLP 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share, of Inotek Pharmaceuticals Corporation (“Common Stock”).
	(e)	CUSIP Number 45780V102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of July 23, 2015, each Reporting Person may be deemed to be beneficial owner of 1,111,111 shares of Common Stock issuable to the Master Fund upon conversion of the 5.0% Senior Convertible Notes due 2020 (the “Convertible Bonds”) in the principal amount of $7,000,000 directly owned by the Master Fund.

(b) Percent of class: 6.372%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,111,111 (See Item 4(a))
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,111,111 (See Item 4(a))

All of the Convertible Bonds are directly held the Master Fund.  The Manager, the US Investment Manager, the UK Investment Manager and the General Partner have voting and dispository control over securities owned by the Master Fund.  Messrs. Dear and Griffith control the Manager, the US Investment Manager, the UK Investment Manager and the General Partner.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2015	POLYGON CONVERTIBLE OPPORTUNITY MASTER FUND

	By	/s/ Michael Humphries
Name: Michael Humphries
Title: Director

Date: August 3, 2015	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

Date: August 3, 2015	POLYGON GLOBAL PARTNERS LP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: August 3, 2015	POLYGON GLOBAL PARTNERS LLP

By		/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: August 3, 2015	TFG ASSET MANAGEMENT L.P.

By:		Polygon Management Ltd., its general partner

By		/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

Date: August 3, 2015		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Date: August 3, 2015		/s/ Reade E. Griffith
Reade E. Griffith

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit 1 Identification of Members of the Group.

Exhibit 2 Joint Filing Agreement, dated as of August 3, 2015, by and among Polygon Convertible Opportunity Master Fund, Polygon Management Ltd., Polygon Global Partners LP, Polygon Global Partners LLP, TFG Asset Management L.P., Mr. Patrick G. G. Dear and Mr. Reade E. Griffith.